Mail Stop 3010

May 28, 2009

T. Michael Ansley
Diversified Restaurant Holdings, Inc.
21751 W. Eleven Mile Road
Suite 208
Southfield, MI 48076

      Re: **Form 8-K/A, Item 4.01**
            Filed on May 28, 2009
            File No. 000-53577

Dear Mr. Ansley:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant